EXHIBIT 99.1

Bellatrix Announces Debt Refinancing Transaction and NYSE Listing Notification

Debt Refinancing Transaction

Highlights

  Exchange US$80 million of existing 2020 Notes for US$72 million of Second Lien Notes due 2023, extending the maturity of over 1/3 of the outstanding 2020 Notes by 3 years, reducing outstanding debt by US$8 million, and maintaining the cash interest rate at 8.5%
  New money commitment of US$30 million to US$40 million in additional Second Lien Notes for drilling and subsequent 2020 Note exchanges
  Provide a basket for up to US$50 million of additional Second Lien Notes for subsequent 2020 Note exchanges and the capacity to issue additional subordinate secured and unsecured debt in subsequent refinancing and capital raising activities

CALGARY, Alberta, July 26, 2018 (GLOBE NEWSWIRE) -- Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX:BXE) (NYSE:BXE) today announces that it has entered into an agreement with funds advised by FS/EIG Advisor, LLC and FS/KKR Advisor, LLC (the “Exchanging Noteholders”) to exchange US$80 million of the Company’s outstanding 8.5% senior unsecured notes due 2020 (the “2020 Notes”) for US$72 million of 8.5% second lien notes due 2023 (the “Second Lien Notes”). In addition, the Exchanging Noteholders have agreed to subscribe for between US$30 million and US$40 million of additional Second Lien Notes (the “New Money Notes”), with the proceeds to be used for drilling and further acquisitions and exchanges of 2020 Notes.  The Exchanging Noteholders have also agreed to allow for up to US$50 million in additional Second Lien Note issuances to be used exclusively for future 2020 Note exchanges on or before December 31, 2018.  The agreement also provides for the ability to issue additional subordinate secured and unsecured debt in subsequent refinancing and capital raising transactions. Finally, Bellatrix has agreed to issue warrants representing approximately 5% of the Company’s issued and outstanding shares to the Exchanging Noteholders, with the actual number of warrants and the exercise price thereof to be determined at the time of their issuance, and subject to applicable Toronto Stock Exchange rules. The warrants will only vest if and when the Company accesses any of the incremental US$50 million of Second Lien Note capacity, and the issuance of Bellatrix common shares pursuant to the exercise of the warrants will be subject to the approval of the Toronto Stock Exchange. In addition, if any of the incremental US$50 million of Second Lien Note capacity is utilized, then the New Money Notes will be limited to US$30 million.

The transactions announced today are the result of discussions that occurred over the past several months with holders of a majority of the Company’s outstanding 2020 Notes, and the consideration by the board of directors of Bellatrix, and an independent special committee thereof, with advice from legal and financial advisors, of a variety of financing and strategic alternatives. The Company has also been in active dialogue with its syndicate of lenders under its $100 million senior credit facilities (the “Credit Facilities”) about the transactions announced today.

In combination, the transactions announced today will extend the maturity of over one-third of the Company’s existing 2020 Notes by three years, reduce outstanding debt by US$8 million, and set the stage for additional 2020 Note exchanges and/or acquisitions in the future that, the Company expects, will significantly increase its ability to refinance all of the remaining 2020 Notes in advance of their stated maturity, all while minimizing equity dilution to the Company’s shareholders.

The completion of the transactions announced today is subject to customary closing conditions, including the approval of such transactions by the lenders under Bellatrix's Credit Facilities and the negotiation and entering into of certain documentation and agreements between the lenders under Bellatrix's Credit Facilities and the Exchanging Noteholders; although Bellatrix expects that such conditions will be satisfied in the next several weeks, if such conditions are not satisfied the transaction contemplated hereby may not be completed on the terms and timeline as currently contemplated herein, or at all.

Bellatrix is being represented in these transactions by Vinson & Elkins LLP and Burnet, Duckworth & Palmer LLP. FS/EIG Advisor, LLC and FS/KKR Advisor, LLC are being represented by Kirkland & Ellis LLP and Stikeman Elliott LLP.

NYSE Listing Update

Bellatrix also announces that on July 23, 2018, it received a continued listing standard notice from the New York Stock Exchange (the “NYSE”) because the average closing price of Bellatrix’s common shares was less than US$1.00 per share over a period of 30 consecutive trading days.

In accordance with NYSE rules, Bellatrix has six months following receipt of the notification to regain compliance with the minimum share price requirement. Bellatrix can regain compliance at any time during the six-month cure period if the Company’s common shares have a closing share price of at least US$1.00 on the last trading day of any calendar month during the period and also have an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month or on the last day of the cure period. Bellatrix has notified the NYSE of its intent to cure this deficiency within the six-month cure period.  If at the expiration of the applicable cure period Bellatrix has not regained compliance, the NYSE would commence suspension and delisting procedures. At this time management would not expect the Company to propose a share consolidation as a means of curing the deficiency.

Bellatrix’s common shares continue to trade on the NYSE. However, starting on July 30, 2018, the NYSE will transmit the Company’s trading symbol with a “.BC” indicator until the price condition has been cured. The Company’s common shares also continue to trade on the Toronto Stock Exchange under the symbol “BXE” and that listing is not affected by the receipt of the NYSE notification. In addition, the Company’s U.S. Securities and Exchange Commission and Canadian securities regulatory authority reporting requirements are not affected by receipt of the NYSE notification.

Bellatrix Exploration Ltd. is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.

 For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations & Corporate Development (403) 750-1270

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bxe.com

FORWARD LOOKING STATEMENTS: Certain information contained in this press release may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words "forecast", "believe", "expect", "position", "maintain", "continue", "plan", "future", "estimate", "intend", "strategy", "anticipate", "enhance" and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning the expected details of the Second Lien Notes; the expected terms and conditions of the Second Lien Notes, New Money Notes and additional Second Lien Notes, the conditions for completion of the transactions contemplated in this press release and the expected timing for satisfying such conditions; the expectation that the transactions contemplated herein will allow Bellatrix to complete additional 2020 Note exchanges and/or acquisitions in the future; the expectation that the transactions contemplated herein and, if completed, additional 2020 Note exchanges and/or acquisitions in the future will significantly increase the Company's ability to refinance all of the remaining 2020 Notes in advance of their stated maturity, while minimizing equity dilution to the Company’s shareholders; Bellatrix’s intent to cure the NYSE continued listing standard deficiency within the six-month cure period, and management’s expectation that the Company will not propose a share consolidation as a means of curing the deficiency. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on July 24, 2018 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, the risk that the transactions contemplated herein will not be completed as a result of the conditions to completion of such transactions not being met; the lenders under the Credit Facilities not consenting to the transactions contemplated herein; the lenders under the Credit Facilities insisting on certain terms that are not acceptable to the Exchanging Noteholders, which results in the transactions contemplated herein not being completed; the Exchanging Noteholders insisting on certain terms that are not acceptable to the lenders under the Credit Facilities, which results in the transactions contemplated herein not being completed; failure to receive Toronto Stock Exchange approval for listing of the Bellatrix common shares on exercise of the warrants result in the Company not being able to complete the additional note exchanges. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations. In addition, to other assumptions used for the purposes of the forward-looking statements contained here, Bellatrix has made assumptions that the conditions to completion of the transactions contemplated hereby will be met; the lenders under the Credit Facilities will consent to the transactions contemplated herein; and the lenders under the Credit Facilities will come to agreeable terms with the Exchanging Noteholders. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things, the closing of the exchange transaction and the timely receipt of any required regulatory approvals. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix's operations and financial results are included in reports (including, without limitation, under the heading "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2017) on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bellatrixexploration.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.